

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Maneesh Arora
Chief Operating Officer
Exact Sciences Corporation
441 Charmany Drive
Madison, WI 53719

> **Re:** **Exact Sciences Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **Response dated November 22, 2013**
> **File No. 001-35092**

Dear Mr. Arora:

We have reviewed your response letter dated November 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1. We note your response to our prior comment 1 regarding the CLP Agreement. We also note that the agreement contains early termination provisions in Section 3.7 and 4.3. Please revise your disclosure to include the material termination provisions under this agreement.

2. We note your response to our prior comment 1 regarding the license agreement with MAYO. We also note that the agreement contains early termination provisions in Article 10. Please revise your disclosure to include the material termination provisions under this agreement.

Intellectual Property, page 5

3. We note your response to our prior comment 2. Please expand your disclosure regarding the intellectual property concerning each of the agreements with the Mayo Clinic, Hologic, and MDx Health to include the type of patent protection (e.g., method, composition of matter) and the material jurisdictions of the licensed patents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director